SIMPPLE LTD. AND ITS SUBSIDIARIES

F-1

SIMPPLE LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND JUNE 30, 2024

	As of December 31, 2023	As of June 30, 2024	As of June 30, 2024
	S$	S$	US$
ASSETS
Current assets
Cash and cash equivalents	1,187,459	1,465,650	1,081,502
Account receivables	4,210,862	657,911	485,472
Contract assets	78,603	64,443	47,552
Deposits, prepaid expenses and other current assets	596,151	1,014,958	748,936
Inventory	867,446	855,211	631,059
Total current assets	6,940,521	4,058,173	2,994,521

Non-current assets
Intangible assets	1,546,856	1,724,483	1,272,493
Property and equipment, net	47,528	34,110	25,170
Right-of-use assets	228,450	182,710	134,821
Total non-current assets	1,822,834	1,941,303	1,432,484

TOTAL ASSETS	8,763,355	5,999,476	4,427,005

LIABILITIES
Current liabilities
Account payables	495,476	479,039	353,482
Accruals and other current liabilities	786,667	510,828	376,939
Other payables - related parties	388,939	388,939	286,997
Contract liabilities	1,838,184	2,138,058	1,577,670
Bank loans – current	754,024	545,556	402,565
Lease payable – current	93,000	96,558	71,250
Income tax payable	239,930	239,930	177,044
Total current liabilities	4,596,220	4,398,908	3,245,947

Non-current liabilities
Bank loans – non-current	521,601	262,110	193,411
Lease payable – non-current	98,876	49,691	36,667
Total non-current liabilities	620,477	311,801	230,078

TOTAL LIABILITIES	5,216,697	4,710,709	3,476,025

SHAREHOLDERS’ EQUITY
Ordinary shares, US$0.0001 par value, 500,000,000 shares authorized, 16,225,961 issued and outstanding as of December 31, 2023 and June 30, 2024	2,060	2,060	1,520
Additional paid-in capital	14,243,630	14,243,630	10,510,353
Accumulated deficit	(10,697,832)	(12,951,068)	(9,556,573)
Translation reserve	(1,200)	(5,855)	(4,320)
Total shareholders’ equity	3,546,658	1,288,767	950,980

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,763,355	5,999,476	4,427,005

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-2

SIMPPLE LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE PERIOD ENDED JUNE 30, 2023 AND 2024

	For the six months ended June 30,
	2023	2024	2024
	S$	S$	US$

Revenues	1,394,010	1,411,688	1,041,682
Cost of revenues	(556,771)	(512,334)	(378,050)
Gross profit	837,239	899,354	663,632

Operating expenses:
General and administrative expenses	(2,018,577)	(3,333,442)	(2,459,742)
Total operating expenses	(2,018,577)	(3,333,442)	(2,459,742)

Loss from operations	(1,181,338)	(2,434,088)	(1,796,110)

Other income:
Other income	215,524	75,399	55,637
Interest expense	(40,484)	(19,359)	(14,285)
Other expense	(4,583)	(3,800)	(2,804)
Total other income	170,457	52,240	38,548

Loss before tax expense	(1,010,881)	(2,381,848)	(1,757,562)
Income tax expense	(23,086)	128,612	94,903
Net loss	(1,033,967)	(2,253,236)	(1,662,659)

Other comprehensive income:
Foreign currency translation adjustment, net of income tax	-	(4,655)	(3,435)
Total comprehensive losses	(1,033,967)	(2,257,891)	(1,666,094)

Net loss per share attributable to ordinary shareholders
Basic	(0.071)	(0.139)	(0.103)
Diluted **	(0.082)	(0.139)	(0.103)

Weighted average number of ordinary shares used in computing net income per share
Basic	14,463,661	16,225,961	16,225,961
Diluted **	12,675,831	16,225,961	16,225,961

**	Includes dilutive effect of the potential ordinary shares from the convertible bond as if it had been at the beginning of the issuance date

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-3

SIMPPLE LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Ordinary shares			Additional	Share		Accumulated other
	No of Shares*	Par value	Subscription receivable	paid in capital	application monies	Accumulated Deficit	comprehensive losses	Total
		S$	S$	S$	S$	S$	S$	S$
Balance as of December 31, 2022	14,463,661	2,060	-	3,447,940	-	(3,126,959)	-	323,041
Net loss	-	-	-	-	-	(1,033,967)	-	(1,033,967)

Balance as of June 30, 2023	14,463,661	2,060	-	3,447,940	-	(4,160,926)	-	(710,926)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Ordinary shares			Additional	Share		Accumulated other
	No of Shares*	Par value	Subscription receivable	paid in capital	application monies	Accumulated Deficit	comprehensive losses	Total
		S$	S$	S$	S$	S$	S$	S$
Balance as of December 31, 2023	16,225,961	2,060	-	14,243,630	-	(10,697,832)	(1,200)	3,546,658
Net loss	-	-	-	-	-	(2,253,236)		(2,253,236)
Other comprehensive losses	-	-	-	-	-	-	(4,655)	(4,655)
Balance as of June 30, 2024	16,225,961	2,060	-	14,243,630	-	(12,951,068)	(5,855)	1,288,767

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-4

SIMPPLE LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

	For the six months ended June 30,
	2023	2024	2024
	S$	S$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(1,033,967)	(2,253,236)	(1,662,659)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	184,676	307,556	226,946
Impairment losses on financial assets	25,311	-	-
Change in operating assets and liabilities
Account receivables	222,037	3,552,951	2,621,717
Deposits, prepaid expenses and other current assets	(244,064)	(418,807)	(309,037)
Inventory	(53,004)	12,235	9,028
Account payables	220,129	(16,437)	(12,129)
Accruals and other payables	605,726	(275,839)	(203,541)
Income tax payable	(38,276)	-	-
Contract liabilities	241,699	299,874	221,277
Contract asset	-	14,160	10,449
Net cash from operating activities	130,267	1,222,457	902,051
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(8,899)	(15,902)	(11,734)
Proceeds from disposal of property and equipment	31,966	-	-
Capitalization of intangible assets	(113,400)	(410,123)	(302,629)
Net cash used in investing activities	(90,333)	(426,025)	(314,363)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loan	38,500	-	-
Repayment of bank loans	(679,618)	(467,959)	(345,306)
Repayment of other payables to related parties	190,924	-	-
Principal payment of lease liabilities	(80,844)	(45,627)	(33,668)
Net cash used in financial activities	(531,038)	(513,586)	(378,974)

Net change in cash and cash equivalents	(491,104)	282,846	208,714
Foreign currency translation	-	(4,655)	(3,435)
Cash and cash equivalents as of beginning of the period	535,023	1,187,459	876,223
Cash and cash equivalents as of end of the period	43,919	1,465,650	1,081,502
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid/(received) for income taxes	23,086	(128,612)	(94,903)
Cash paid for interest	40,484	19,359	14,285

The accompanying notes form an integral part of these condensed consolidated financial statements.

F-5

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 Organization and business overview

Simpple Ltd. (“SIMPPLE” or “Company”) was incorporated in the Cayman Islands on 24 August, 2022 as an exempted company. SIMPPLE is an investment holding company. Through its wholly owned subsidiaries, SIMPPLE is principally engaged in the provision of i) sale of facilities management software and ii) trading and maintenance of robotics equipment.

The condensed consolidated financial statements of the Company include the following entities:

SIMPPLE owns 100% interest in its subsidiaries which are in the table as below:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities
IFSC Pte. Ltd. (“IFSC”)	March 18, 2016	100%	Singapore	Sale of facilities management software
Gaussian Robotics Pte. Ltd.	May 18, 2017	100%	Singapore	Provision of trading and maintenance of robotic equipment
Simpple Pte. Ltd.	October 13, 2020	100%	Singapore	Research and experimental development on environment and clean technologies
Simpple Australia Pty Ltd	September 6, 2023	100%	Australia	Sale of facilities management software

A reorganization of the Company’s legal structure (the “Reorganization”) was completed on 21 October 2022. The Reorganization involved the transfer of 100% of the equity interests in IFSC and its wholly owned subsidiaries from its original shareholders to SIMPPLE. Consequently, SIMPPLE became the ultimate holding company of all the entities mentioned above.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying condensed consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period eliminating the effects of intra-entity transactions.

2 Summary of significant accounting policies

Basis of presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated on consolidation.

F-6

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (cont’d)

Going concern

The Company has incurred a net loss and significant cash outflows from cash used in operating activities over the last year, and as at June 30, 2024, had an accumulated loss of S$13,443,153 (US$9,919,682). These financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. All of these factors raise substantial doubt about the ability of the Company to continue as a going concern.

The condensed consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Foreign currency translation

The functional currency for SIMPPLE and its subsidiaries, IFSC Pte. Ltd., Gaussian Robotics Pte. Ltd. and Simpple Pte. Ltd., is the Singapore Dollar (“S$”), while the functional currency for Simpple Australia Pty Ltd is Australian Dollar (“AUD”). The Company uses Singapore Dollar (“S$”) as its reporting currency.

In the condensed consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the income statements during the period in which they occur.

Translations of the condensed consolidated balance sheet, condensed consolidated statement of income and condensed consolidated statements of cash flow from S$ into US$ as of and for the six months ended June 30, 2024 are solely for the convenience of the reader and were calculated at the rate of US$0.7379 = S$1, as set forth in the statistical release of the Federal Reserve System on June 30, 2024. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2024, or at any other rate.

Use of estimates

The preparation of condensed consolidated financial statements in conformity with US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which from the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s condensed consolidated financial statements include allowance for credit losses on receivables, the useful lives of property and equipment, impairment of intangible assets and interest rate of leases. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents mainly represent cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use.

F-7

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (cont’d)

Account receivables

Account receivables mainly represent amounts due from clients for sale of goods and services fees which are recorded net of allowance. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable.

Deposits and prepayments

Deposits and prepayments are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2023 and June 30, 2024, management believes that the Company’s prepayments and deposits are not impaired.

Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

Intangible assets

Intangible assets with finite lives are initially recorded at cost and amortized in a method which reflects the pattern in which the economic benefits of the intangible assets are expected to be consumed or otherwise used up.

We evaluate the recoverability of intangible assets with finite lives for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The recoverability of these assets is measured by a comparison of the carrying amounts to the future discounted cash flows the assets are expected to generate from the use and eventual disposition. If such review indicates that the carrying amount of intangible assets with finite lives is not recoverable, and the assets fair value is less than the carrying amount, an impairment charge is recognized. We have not recorded any material impairment charges during the periods presented.

The intangible asset is amortized using the straight-line approach over the estimated useful life as follows:

Software development cost	5 years

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Furniture and fittings	3 years
Machineries	3 years
Office equipment & computers	1 year
Renovation	3 years

F-8

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (cont’d)

Property and equipment, net (cont’d)

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the condensed consolidated statement of income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment but comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the six months ended June 30, 2023 and 2024, no impairment of long-lived assets was recognized.

Contract liabilities

The Company bills its clients based upon contractual schedules. The timing of revenue recognition, billings and cash collections result in accounts receivable and contract liabilities.

Leases

The Company is a lessee of non-cancellable operating leases for its corporate office premise and vehicles. The Company determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use assets and liabilities.

The Company adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the six months ended June 30, 2023 and 2024, the Company did not have any impairment loss against its operating lease right-of-use assets.

F-9

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (cont’d)

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	- observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, account receivables, account payables, other payables to related parties, and accruals and other payables approximate their fair values because of their generally short maturities.

Revenue recognition

The Company applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented.

The five-step model defined by ASC 606 required the Company to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts, and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

Revenue is measured based on the consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

Revenue is recognised when the Company satisfies a performance obligation by transferring a promised good or service to the customer, which is when the customer obtains control of the good or service. A performance obligation may be satisfied at a point in time or over time. The amount of revenue recognised is the amount allocated to the satisfied performance obligation.

The Company’s principal revenue streams include:

Sale of goods – Commercial customers

The Company supplies autonomous robotic cleaning equipment for commercial applications.

Revenue is recognised when the goods are delivered to the customer and all criteria for acceptance have been satisfied. No element of financing is deemed present as the sales are made with credit terms consistent with market practice. The Company recognises contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts in its balance sheet.

F-10

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (cont’d)

Revenue recognition (cont’d)

The Company’s principal revenue streams include (cont’d):

Sale of goods – Commercial customers (cont’d)

Revenue from sale of goods – commercial customers also include revenue from comprehensive maintenance service. For these contracts. We account for the maintenance service separately from the sales of goods as they are distinct performance obligations. Refer to the discussion below related to contracts with multiple performance obligations for further details. The transaction price is allocated to separate performance obligations on a relative stand-alone selling price (“SSP”) basis. The transactions price allocated to the sales of goods is recognized when transfer of control of the goods to the customer. The transaction price allocated to the comprehensive maintenance service is recognized over the contract term.

Sale of goods – Distributors

The Company also sells the above products wholesale to third party distributors. Sales are recognised when control of the products have transferred to these distributors, being when the products are delivered and accepted. The third party distributors have limited discretion over sales channels and price to sell the products, and there are no unfulfilled obligations that could affect the distributors’ acceptance of the products. No element of financing is deemed present as the sales are made with a credit term of 30 days, which is consistent with market practice.

Software services rendered

Revenue from software services rendered is recognised in the accounting period in which the services are rendered, as a performance obligation satisfied over time. For fixed-price contracts, revenue is recognised based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided. Payments for services rendered are not due from the customer until the services are complete and therefore a contract asset is recognised over the period in which the services are performed, representing the Company’s right to consideration for the services performed to date.

Revenue from software services rendered also include revenues from sales of hardware. For these contracts, we account for the hardware separately from the software service rendered as they are distinct performance obligations. Refer to the discussion below related to contracts with multiple performance obligations for further details. The transaction price is allocated to separate performance obligations on a relative SSP basis. The transaction price allocated to the hardware is recognized when transfer of control of the hardware to the customer is complete. The transaction price allocated to the software service is recognized ratably over contract term.

Contracts with multiple performance obligations

We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. We evaluate the terms and conditions included within our customer contracts to ensure appropriate revenue recognition, including whether products and services are considered distinct performance obligations that should be accounted for separately versus together. For contracts with multiple performance obligations, the transactions price is allocated to the sperate performance obligations on a relative SSP basis. We determine SSP by considering the historical selling price of these performance obligations in similar transactions as well as other factors, including, but not limited to, competitive pricing of similar products, other software vendor pricing and current pricing practices.

Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

i)	Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

ii)	Short-term compensated absences

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

F-11

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (cont’d)

Employee benefits (cont’d)

iii)	Key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity. Directors are considered key management personnel.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the condensed consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for condensed consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its condensed consolidated statements of income for the six months ended June 30, 2023 and 2024, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if convertible bonds to issue ordinary shares were exercised or converted into ordinary shares.

Credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets.

The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security from such clients. The Company periodically evaluates the creditworthiness of the existing clients in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

F-12

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies (cont’d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk arises mainly from its interest-bearing financial liabilities. The Company periodically reviews its liabilities and monitors interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable levels. The interest-bearing financial liabilities are carrying at fixed interest rate except for Bank loan 1, Bank loan 3 and trade loan. There is no impact on the other comprehensive income.

Recent Accounting Pronouncements

The Company is an “ emerging growth company ” (“EGC ”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “ JOBS Act ”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company made the election to delay the adoption of new or revised accounting standards.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s condensed consolidated balance sheets, statements of operations and cash flows.

3 Account receivables

	As of December 31, 2023	As of June 30, 2024	As of June 30, 2024
	S$	S$	US$

Account receivables	4,757,754	1,204,803	889,023
Less: allowance for doubtful accounts	(546,892)	(546,892)	(403,551)
	4,210,862	657,911	485,472

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SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4 Deposits, prepaid expenses and other current assets

	As of December 31, 2023	As of June 30, 2024	As of June 30, 2024
	S$	S$	US$

Advances to suppliers	304,821	664,911	490,637
Deposits	31,403	69,107	50,994
Prepaid expenses	111,753	85,675	63,219
Other receivables	148,174	195,265	144,086
	596,151	1,014,958	748,936

5 Inventory

	As of December 31, 2023	As of June 30, 2024	As of June 30, 2024
	S$	S$	US$
Finished goods	867,446	855,211	631,059

6 Intangible assets

	As of December 31, 2023	As of June 30, 2024	As of June 30, 2024
	S$	S$	US$

Software development costs	2,089,338	2,499,461	1,844,348
Accumulated amortization	(542,482)	(774,978)	(571,855)
Intangible assets, net of accumulated amortization	1,546,856	1,724,483	1,272,493

Based on the carrying value of definite-lived intangible assets as of June 30, 2024, the Company estimates its amortization expense for following years will be as follows:

Amortization expense
For six months period ended June 30,	S$
2025	249,946
2026	249,946
2027	217,256
2028	41,012
Total amortization expense	758,160

Amortization expense of intangible assets for the six months ended Jun 30, 2024 is S$232,497 (US$ 171,559).

F-14

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7 Plant and equipment, net

	As of December 31, 2023	As of June 30, 2024	As of June 30, 2024
	S$	S$	US$

Furniture and fittings	22,496	22,496	16,600
Machinery	142,419	142,419	105,091
Office equipment and computers	258,555	274,457	202,521
Renovation	49,406	49,406	36,457
Total	472,876	488,778	360,669
Less: accumulated depreciation	(425,348)	(454,668)	(335,499)
Net book value	47,528	34,110	25,170

Depreciated expenses recognized for the six months ended June 30, 2024 were S$29,320 (US$21,635) respectively.

8 Right-of-use assets and lease liabilities

As of June 30, 2024, the Company subsisted of the following non-cancellable lease contracts.

Description of lease	Lease term
Motor vehicles	8 to 9 years
Corporate office premises	1.5 years

(a)	Amount recognized in the condensed consolidated balance sheet:

	As of December 31, 2023	As of June 30, 2024	As of June 30, 2024
	S$	S$	US$

Right-of-use assets	228,450	182,710	134,821
Lease liabilities
Current	93,000	96,558	71,250
Non-current	98,876	49,691	36,667
	191,876	146,249	107,917

(b)	A summary of lease cost recognized in the Company’s condensed consolidated statements of income is as follows:

	For the six months ended June 30,
	2023	2024	2024
	S$	S$	US$

Amortization charge of right-of-use assets	38,343	45,740	33,751
Interest of lease liabilities	7,816	6,477	4,779

F-15

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9 Accruals and other current liabilities

	As of December 31, 2023	As of June 30, 2024	As of June 30, 2024
	S$	S$	US$

Other accruals	459,472	445,100	328,438
GST payables	201,509	43,238	31,905
Interest payable	43,031	21,516	15,877
Other payables	82,655	974	719
	786,667	510,828	376,939

10 Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2023 and June 30, 2024:

Name of related parties	Relationship with the Company
Mains D’ Or Investments Ltd	A company controlled by the Company’s controlling shareholder
WIS Holdings Pte Ltd	A common shareholder of Mains D’Or Investments Ltd
Campaign Complete Solutions Pte Ltd	Subsidiary of WIS Holdings Pte Ltd
Weishen Industrial Services Pte Ltd	Subsidiary of WIS Holdings Pte Ltd
WIS ICT Pte Ltd	A common shareholder of Mains D’Or Investments Ltd
i)	Significant transactions with related parties were as follows:

	For the six months ended June 30,
	2023	2024	2024
	S$	S$	US$

Sales[1] to Campaign Complete Solutions Pte Ltd	530	240	177
Sales[2] to Weishen Industrial Services Pte Ltd	232,086	361,294	266,598
Sales[3] to WIS Holdings Pte Ltd	72,578	-	-
ii)	Significant balances with related parties were as follows:

	As of December 31, 2023	As of June 30, 2024	As of June 30, 2024
	S$	S$	US$

Trade receivable - related parties
Campaign Complete Solutions Pte Ltd	373	-	-
Weishen Industrial Services Pte Ltd	32,621	197,985	146,093
WIS Holdings Pte Ltd	546,892	546,892	403,551

[1]	Sales comprise sales of robots of S$nil (2023: S$530) and software revenue of S$240 (2023: S$ nil).
[2]	Sales comprise sales of robots of S$79,174 (2023: S$30,942) and software revenue of S$34,944 (2023: S$201,144).
[3]	Sales comprise sales of robots of S$nil (2023: S$356) and software revenue of S$nil (2023: S$72,222).

F-16

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10	Related party transactions and balances (cont’d)
ii)	Significant balances with related parties were as follows(cont’d):

	As of December 31, 2023	As of June 30, 2024	As of June 30, 2024
	S$	S$	US$

Trade payable - related party
Campaign Complete Solutions Pte Ltd	(42,950)	(42,950)	(31,693)

Other payable - related party
WIS Holdings Pte Ltd	(388,939)	(388,939)	(286,997)

Advance billing - related parties
Campaign Complete Solutions Pte Ltd	(32,815)	(18,317)	(13,516)
Weishen Industrial Services Pte Ltd	(50,809)	(229,188)	(169,118)

11 Shareholders’ equity

The Company was incorporated under the laws of the Cayman Islands on 24 August 2022. The original authorized share capital of the Company was US$50,000 divided into 500,000,000 shares comprising of 500,000,000 ordinary shares, par value US$0.0001 per share.

12 Bank loans

The bank loans as of December 31,2023 and June 30, 2024 are set out below:

2023
Bank loans	Currency	Period	Interest	Third party guarantee	Directors’ personal guarantee	Carrying amount (S$)	Carrying amount (US$)
Secured fixed rate bank loans	SGD	2020 - 2025	2.75% -6.75%p P.a.	Guarantee from Poo Kow Peok, Poo Chen Boon and Poo Chong Hee	Corporate guarantee from Campaign Complete Solutions Pte Ltd and WIS Holdings Pte Ltd	1,275,625	966,895
						1,275,625	966,895

F-17

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12	Bank loans (cont’d)

The bank loans as of December 31,2023 and June 30, 2024 are set out below (cont’d):

2024
Bank loans	Currency	Period	Interest	Third party guarantee	Directors’ personal guarantee	Carrying amount (S$)	Carrying amount (US$)
Secured fixed rate bank loans	SGD	2020 - 2025	2.75% -6.75%p P.a.	Guarantee from Poo Kow Peok, Poo Chen Boon and Poo Chong Hee	Corporate guarantee from Campaign Complete Solutions Pte Ltd and WIS Holdings Pte Ltd	807,666	595,976
						807,666	595,976

December 31, 2023 (All amounts in S$)
Bank loans	Carrying amount	Within six months	2025	2026	2027	2028	Thereafter
Secured fixed rate bank loans	1,275,625	754,024	521,601	-	-	-	-

June 30, 2024 (All amounts in S$)
Bank loans	Carrying amount	Within six months	2025	2026	2027	2028	Thereafter
Secured fixed rate bank loans	807,666	286,065	521,601	-	-	-	-

June 30, 2024 (All amounts in US$)
Bank loans	Carrying amount	Within six months	2025	2026	2027	2028	Thereafter
Secured fixed rate bank loans	595,976	211,088	384,888	-	-	-	-

13 Revenues

	For the period ended June 30,
	2023	2024	2024
	S$	S$	US$

Sale of robotics	853,467	772,441	569,983
Software revenue	540,543	639,247	471,699
	1,394,010	1,411,688	1,041,682

F-18

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14 Segmental reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has two operating segments as defined by ASC 280 as follow:

1.	Sale of autonomous robotic cleaning equipment: Sale, warranty and maintenance of robots (“Robots”)
2.	Sale of facilities management software (“Facilities management software”)

The following tables present summary information by segment for the six months ended June 30, 2023 and 2024, respectively:

	For the six months ended June 30, 2023
	Robots	Software services rendered	Others	Total
	S$	S$	S$	S$
Revenue	853,467	540,543	-	1,394,010
Cost of revenues	(466,637)	(90,134)	-	(556,771)
Gross profit	386,830	450,409	-	837,239
Operating expenses:
General and administrative expenses	17,738	(2,030,018)	(6,297)	(2,018,577)
Total operating expenses	17,738	(2,030,018)	(6,297)	(2,018,577)

Income (Loss) from operations	404,568	(1,579,609)	(6,297)	(1,181,338)

Other income (loss):
Other income	38,934	169,500	7,090	215,524
Interest expense	(8,375)	(32,109)	-	(40,484)
Other expense	(4,583)	-	-	(4,583)
Total other income (loss)	25,976	137,391	7,090	170,457

Income (Loss) before tax expense	430,544	(1,442,218)	793	(1,010,881)
Income tax expense	-	(11,024)	(12,062)	(23,086)
Net income (loss)	430,544	(1,453,242)	(11,269)	(1,033,967)

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SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14	Segmental reporting (cont’d)

	For the six months ended June 30, 2024
	Robots	Software services rendered	Others	Total
	S$	S$	S$	S$
Revenue	772,441	639,247	-	1,411,688
Cost of revenues	(319,698)	(192,636)	-	(512,334)
Gross profit	452,743	446,611	-	899,354
Operating expenses:
General and administrative expenses	(380,928)	(2,330,298)	(622,216)	(3,333,442)
Total operating expenses	(380,928)	(2,330,298)	(622,216)	(3,333,442)

Income (Loss) from operations	71,815	(1,883,687)	(622,216)	(2,434,088)

Other income (loss):
Other income	22,495	51,972	932	75,399
Interest expense	(639)	(18,720)	-	(19,359)
Other expense	2,716	(6,501)	(15)	(3,800)
Total other income	24,572	26,751	917	52,240

Income (Loss) before tax expense	96,387	(1,856,936)	(621,299)	(2,381,848)
Income tax expense	105,526	11,024	12,062	128,612
Net income (loss)	201,913	(1,845,912)	(609,237)	(2,253,236)

The Company sells to two geographical locations which are mainly Singapore and Australia.

In the following table, revenue is disaggregated by the timing of revenue recognition.

	For the six months ended June 30, 2023
	Robots	Facilities Management Software	Total
	S$	S$	S$
Point in time	853,467	-	853,467
Over time	-	540,543	540,543

	For the six months ended June 30, 2024
	Robots	Facilities Management Software	Total
	S$	S$	S$
Point in time	555,254	226,346	781,600
Over time	217,187	412,901	630,088

F-20

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15 Income tax

Cayman Islands

Under the current tax laws of Cayman Islands, SIMPPLE is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payment of dividends to shareholders.

The Company’s subsidiaries are governed by the income tax laws in Singapore. The tax on the Company’s loss before tax differs from theoretical amount that would arise using the Singapore standard rate of income tax as follows:

	For six months ended June 30,
	2023	2024	2024
	S$	S$	US$
Tax expense attributable to loss is made up of:
Current income tax	23,086	-	-
(Over) provision current taxation in respect of prior period	-	(128,612)	(94,903)
	23,086	(128,612)	(94,903)

Loss before tax	(1,010,881)	(2,381,848)	(1,757,562)

	For six months ended June 30,
	2023	2024	2024
	S$	S$	US$

Tax calculated at tax rate @17% (2023: 17%)	(171,849)	(404,914)	(298,785)
Effects of:
- Effect of tax rates in foreign jurisdiction	-	105,292	77,695
- Tax effect on expense not deductible for tax purposes	31,232	23,868	17,613
- Income not subject to tax	(9,521)	-	-
- Singapore statutory stepped income exemption	(14,682)	-	-
- Utilisation of capital allowance	(68)	-	-
- Deferred tax assets on temporary differences not recognized	178,653	275,754	203,477
- Under/(Over) provision of current taxation in respect of prior period	12,062	(128,612)	(94,903)
- Others	(2,741)	-	-
Tax charge	23,086	(128,612)	(94,903)

As of December 31, 2023 and June 30, 2024, the Company has tax loss carry forwards of approximately S$1,869,036 and S$3,482,751 respectively. The related benefits have not been recognized in the financial statements. This is due to the unpredictability of future profit streams. The realization of the future income tax benefits from the above is available for an unlimited future period subject to the conditions imposed by law including the retention of majority shareholders as defined.

F-21

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16 Other income

	For six months ended June 30,
	2023	2024	2024
	S$	S$	US$

Management fees	-	-	-
Government grant	7,090	44,557	32,879
Miscellaneous Revenue	135,362	15,360	11,334
Exchange gain	6,990	-	-
Unrealized gain	38,932	-	-
Others	27,150	15,482	11,424
	215,524	75,399	55,637

17 Subsequent events

2023 Equity Incentive Plan

On 13 September 2024, the Company implemented an employee share incentive plan, the aggregate maximum number of unrestricted shares reserved and available for grant and issuance under the plan shall be 3,293,000 shares. As of the date of issuance of these financial statements, a total of 2,500,000 shares have been granted and issued to three consultants under this plan, at an exercise price of US$0.35 per share, in consideration for services rendered.

F-22